Exhibit 99.1

Dada Announces Unaudited Third Quarter 2021 Financial Results

SHANGHAI, China, Nov. 23, 2021 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

●	Total net revenues were RMB1,686.8 million.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended September 30, 2021 was RMB37.2 billion, an increase of 74.6% year over year from RMB21.3 billion in the same period ended September 30, 2020.

●	Number of active consumers for the twelve months ended September 30, 2021 was 57.1 million, as compared with 37.3 million in the same period ended September 30, 2020.

“Dada has always been committed to driving digital transformation in the retail industry and providing consumers with superior experience to meet the evolving demands,” said Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada. “We are excited to strengthen strategic cooperation with JD under the omni-channel strategy to explore the enormous potential in the on-demand retail industry. We will continuously work together to create more value for retailers, brands and consumers and serve the development of the real economy.”

“We are delighted to deliver another strong quarter and believe the encouraging trend will continue based on the strengthened partnerships with retailers and brand owners,” said Beck Chen, Chief Financial Officer of Dada. “We are excited with accelerated total revenue growth year over year on a comparable basis1 and significant operating margin improvement. Driven by continuous expansion in partner and user base along with gains in operating efficiency, we remain confident on further revenue growth acceleration on a comparable basis1 and margin improvement in the fourth quarter.”

Third Quarter 2021 Financial Results

Total net revenues were RMB1,686.8 million.

	For the three months ended September 30,
	2020	2021
	(RMB in thousands)
Net Revenue
Dada Now
Services	704,961	592,508
Sales of goods	14,034	21,781
Subtotal	718,995	614,289
JDDJ
Services note (1)	582,507	1,072,490
Total	1,301,502	1,686,779

Note:

(1) Includes net revenues from commission fee, and advertising and marketing services of RMB297,382 for the three months ended September 30, 2020 and RMB643,704 for the three months ended September 30, 2021; Fulfillment services and others of RMB285,125 and RMB428,786 for the three months ended September 30, 2020 and 2021, respectively.

Net revenues generated from Dada Now were RMB614.3 million. The difference as compared to that of the third quarter of 2020 is mainly due to the fact that effective from April 2021, the cost of riders for last-mile delivery services has been directly paid through third-party companies instead of through the Company. Thus the Company no longer recognizes rider-related revenue and rider-related costs in the income statement for the last-mile delivery services. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis, revenue growth from Dada Now would have been 90.5% year over year1, mainly driven by the increases in order volume of intra-city delivery service to chain merchants.

Net revenues generated from JDDJ were RMB1,072.5 million. The difference as compared to that of the third quarter of 2020 is mainly due to the increase in GMV from the same quarter last year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners also constituted an increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB2,282.3 million, compared with RMB1,758.1 million in the same quarter of 2020.

●	Operations and support costs were RMB1,235.7 million, compared with RMB1,018.2 million in the same quarter of 2020. The rise was primarily due to an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform, partially offset by the decrease of rider-related cost incurred by business upgrade of last-mile delivery services.

●	Selling and marketing expenses were RMB780.3 million, compared with RMB499.2 million in the same quarter of 2020. The increase was primarily due to (i) growing incentives to JDDJ consumers, and (ii) an increase in personnel cost in connection with the Company’s growing business.

●	General and administrative expenses were RMB98.5 million, compared with RMB121.1 million in the same quarter of 2020. The decrease was primarily due to decreased share-based compensation expenses.

●	Research and development expenses were RMB148.0 million, compared with RMB103.1 million in the same quarter of 2020. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities.

Loss from operations was RMB565.8 million, compared with RMB449.9 million in the same quarter of 2020.

Non-GAAP loss from operations2 was RMB472.1 million, compared with RMB338.7 million in the same quarter of 2020.

Net loss was RMB542.7 million, compared with RMB434.0 million in the same period of 2020.

Non-GAAP net loss3 was RMB450.1 million, compared with RMB324.0 million in the same period of 2020.

Net loss attributable to ordinary shareholders of Dada was RMB542.7 million, compared with RMB434.0 million in the same quarter of 2020.

Non-GAAP net loss attributable to ordinary shareholders of Dada4 was RMB450.1 million, compared with RMB324.0 million in the same quarter of 2020.

Basic and diluted net loss per share was RMB0.57, compared with RMB0.48 for the third quarter of 2020.

Non-GAAP basic and diluted net loss per share5 was RMB0.48, compared with RMB0.36 for the third quarter of 2020.

As of September 30, 2021, the Company had RMB2,932.0 million in cash, cash equivalents, restricted cash and short-term investments, a decrease from RMB6,291.1 million as of December 31, 2020.

Pursuant to our $150 million share repurchase authorization announced in June 2021, as of October 31, 2021, we had repurchased approximately US$130.6 million of ADSs under this repurchase program.

Environment, Social Responsibility and Corporate Governance

The Company made a number of advances across its ESG initiatives in the third quarter:

●	On September 27, Dada launched the first Dada Now Rider Festival, where riders participated in nationwide online and offline rider care activities. In September, Rider Talent Challenge hosted by Dada received over 10 million views on short video platform, allowing more people to learn about Dada Now riders’ highlight moments.

●	To improve riders’ delivery experience, Dada not only initiates various rider care programs, but also focuses on system upgrade. For example, based on the dynamic timeliness database, Dada is now able to identify most of the unusual scenarios during the delivery process to flexibly estimate the pick-up and delivery time for riders, so that riders can improve delivery efficiency and be protected against abnormal cases.

●	Dada proactively participates in the Special Action Plan for Aging- Friendly and Barrier-Free Updating of Internet Applications initiated by China’s Ministry of Industry and Information Technology. To ensure the ease-of-use of JDDJ App’s customized mode for elderly and disabled users, Dada recruited blind volunteers across a number of cities to collect feedbacks and engaged in writing the learning manual of using smart phones for the elderly people.

Business Outlook

For the fourth quarter of 2021, Dada expects total revenue to be between RMB2.0 billion and RMB2.1 billion. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis in the fourth quarters of 2020 and 2021, total revenue of the fourth quarter of 2021 will realize 88% to 97% year-over-year growth1. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 Effective from April 2021, the cost of riders for last-mile delivery services has been directly paid through third-party companies instead of through the Company. The Company no longer recognizes rider-related revenue and rider-related costs in the income statement for the last-mile delivery services. To help better understand the growth excluding the change’s impact on revenue, the Company hereby presents the year-over-year growth assuming excluding the cost of riders directly paid during the comparative periods of current year and last year.

2 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

5 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Tuesday, November 23, 2021 (9:00 a.m. Beijing time on Wednesday, November 24, 2021).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/6597641

CONFERENCE ID: 6597641

A telephone replay of the call will be available after the conclusion of the conference call through 07:59 a.m. Eastern Time, December 1, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117
Passcode:	6597641#

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	5,461,264	1,553,807
Restricted cash	59,791	44,876
Short-term investments	770,000	1,333,288
Accounts receivable	403,584	241,196
Inventories, net	5,410	7,228
Amount due from related parties	646,341	595,949
Prepayments and other current assets	175,592	449,385
Total current assets	7,521,982	4,225,729
Non-current assets
Property and equipment, net	39,640	38,962
Goodwill	957,605	957,605
Intangible assets, net	507,964	375,079
Operating lease right-of-use assets	107,120	87,856
Non-current time deposits	400,000	400,000
Other non-current assets	12,715	29,952
Total non-current assets	2,025,044	1,889,454

TOTAL ASSETS	9,547,026	6,115,183

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	600,000	200,000
Accounts payable	13,846	6,462
Notes payable	170,000	170,000
Payable to riders and drivers	717,496	459,909
Amount due to related parties	52,918	63,544
Accrued expenses and other current liabilities	814,991	483,623
Operating lease liabilities	41,737	39,592
Total current liabilities	2,410,988	1,423,130

Non-current liabilities
Deferred tax liabilities	38,558	34,799
Non-current operating lease liabilities	69,525	53,961
Total non-current liabilities	108,083	88,760

TOTAL LIABILITIES	2,519,071	1,511,890

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 shares authorized, 941,450,185 and 935,728,429 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	639	635
Additional paid-in capital	16,442,721	15,936,616
Accumulated deficit	(9,345,102)	(11,238,442)
Accumulated other comprehensive loss	(70,303)	(95,516)
TOTAL SHAREHOLDERS’ EQUITY	7,027,955	4,603,293

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,547,026	6,115,183

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2020	2021
	RMB	RMB
Net revenues	1,301,502	1,686,779
Costs and expenses
Operations and support	(1,018,168)	(1,235,733)
Selling and marketing	(499,150)	(780,324)
General and administrative	(121,135)	(98,536)
Research and development	(103,117)	(147,982)
Other operating expenses	(16,500)	(19,750)
Total costs and expenses	(1,758,070)	(2,282,325)
Other operating income	6,635	29,721
Loss from operations	(449,933)	(565,825)

Other income/(expenses)
Interest income	18,717	24,777
Interest expenses	(4,066)	(2,918)
Foreign exchange gain	—	52
Total other income	14,651	21,911
Loss before income tax benefits	(435,282)	(543,914)
Income tax benefits	1,253	1,253
Net loss	(434,029)	(542,661)
Accretion of convertible redeemable preferred shares	—	—
Net loss attributable to ordinary shareholders of Dada Group	(434,029)	(542,661)

Net loss per share
Basic	(0.48)	(0.57)
Diluted	(0.48)	(0.57)

Weighted average shares used in calculating net loss per share
Basic	898,428,565	944,451,432
Diluted	898,428,565	944,451,432

Net loss	(434,029)	(542,661)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of tax of nil	(107,726)	5,348
Total comprehensive loss	(541,755)	(537,313)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2020	2021
	RMB	RMB
Loss from operations	(449,933)	(565,825)
Add:
Share-based compensation expense	66,004	50,673
Intangible assets amortization	45,231	43,099
Non-GAAP loss from operations	(338,698)	(472,053)

Net loss	(434,029)	(542,661)
Add:
Share-based compensation expense	66,004	50,673
Intangible assets amortization	45,231	43,099
Income tax benefit	(1,253)	(1,253)
Non-GAAP net loss	(324,047)	(450,142)

Accretion of convertible redeemable preferred shares	—	—

Non-GAAP net loss attributable to ordinary shareholders of Dada Group	(324,047)	(450,142)

Non-GAAP net loss per share
Basic	(0.36)	(0.48)
Diluted	(0.36)	(0.48)

Weighted average shares used in calculating net loss per share
Basic	898,428,565	944,451,432
Diluted	898,428,565	944,451,432